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                                                Filed by Smithfield Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                                    Subject Company:  IBP, Inc.
                                                     Commission File No. 1-6085

                                                              November 13, 2000

                                [Slide Presentation]
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SMITHFIELD FOODS OFFERS TO ACQUIRE IBP

INVESTMENT COMMUNITY PRESENTATION



NOVEMBER 13, 2000

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[Slide 1]
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THESE PRESENTATION MATERIALS MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN
THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

MORE DETAILED INFORMATION PERTAINING TO SMITHFIELD'S PROPOSAL WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC. WE URGE STOCKHOLDERS TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT SMITHFIELD AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (http://www.sec.gov). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT SMITHFIELD CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO SMITHFIELD FOODS, INC., 200 COMMERCE STREET, SMITHFIELD, VIRGINIA 23430, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (757-365-3000).

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

SMITHFIELD AND CERTAIN OTHER PERSONS NAMED BELOW MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. THE PARTICIPANTS IN THIS SOLICITATION MAY INCLUDE THE DIRECTORS AND EXECUTIVE OFFICERS OF SMITHFIELD. A DETAILED LIST OF THE NAMES OF SMITHFIELD'S DIRECTORS AND OFFICERS IS CONTAINED IN SMITHFIELD'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING, WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SEC'S INTERNET SITE (http://www.sec.gov).

AS OF THE DATE OF THIS COMMUNICATION, NONE OF THE FOREGOING PARTICIPANTS, OTHER THAN SMITHFIELD (WHICH BENEFICIALLY OWNS APPROXIMATELY 6.6% OF IBP'S COMMON STOCK), INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 5% OF IBP'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN SMITHFIELD'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC INCLUDING SMITHFIELD'S
SCHEDULE 13D RELATING TO THE IBP COMMON STOCK, TO THE KNOWLEDGE OF SMITHFIELD, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF SMITHFIELD HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN SMITHFIELD OR IBP.

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[Slide 2]

SMITHFIELD FOODS' OFFER FOR IBP
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PRICE:                         $25.00 per IBP share

STRUCTURE:                     All stock transaction

COLLAR PROVISION:              10% fixed price collar

REGULATORY:                    No meaningful impediments

SHAREHOLDER/BOARD APPROVALS:   IBP Special Committee, IBP Board and IBP
                               shareholder approvals; Smithfield Foods Board and shareholder approvals

ACCOUNTING:                    Pooling of interests treatment

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[Slide 3]

CLEARLY SUPERIOR TO MANAGEMENT BUYOUT TRANSACTION
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- Significant additional value for IBP shareholders
     - 36.5% premium to closing price on September 29, 2000
     - 19.8% premium to closing price on November 10, 2000
     - 12.4% premium to management buyout offer

- IBP shareholder participation in combined company's growth prospects and synergies

- Fixed price collar structure provides 10% downside protection on Smithfield Foods' share price

- No financing condition

- Tax-free to IBP shareholders

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[Slide 4]

IMPORTANT STRATEGIC TRANSACTION FOR SMITHFIELD FOODS
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- Combines two efficient, low-cost producers of fresh and processed meats
     - Diversified earnings base with pork/beef balance
     - Significant operating efficiencies and best-practice benefits

- Strong platform for moving into value-added products in pork and beef
     - Accelerates creation of national brands
     - Bolsters opportunities to pursue the burgeoning case-ready market
     - Strengthens ability to meet changing retail and food service industry dynamics
     - Creates stronger platform to pursue international markets

- Creates significant value for Smithfield Foods' shareholders
     - Accretive to earnings in first year
     - Synergies of $200 million annually when businesses are fully integrated
     - Increased market float and liquidity

- Strong balance sheet to pursue strategic initiatives

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[Slide 5]

INCREASES PRODUCT DIVERSITY
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Smithfield Sales:  $5.2 BN                    IBP Sales:  $14.6 BN
[Pie Chart 1]                                 [Pie Chart 2]
   Processed Meats - 48.4%                       Fresh Beef         - 60.6%
   Fresh Pork      - 42.6%                       Foodbrands
   Other           -  9.0%                        (Processed Meats) - 16.7%
                                                 Fresh Pork         - 13.9%
                                                 Other              -  8.8%


                          Combined Sales:  $19.8 BN
                          [Pie Chart 3]
                             Fresh Beef       - 44.8%
                             Processed Meats  - 25.0%
                             Fresh Pork       - 21.3%
                             Other            -  8.9%

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Source: Smithfield based on 10-K for fiscal year ended April 30, 2000;
Smithfield estimates for IBP based on public filings and analyst research for fiscal year ended December 25, 1999.

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[Slide 6]

SIGNIFICANT SYNERGIES FROM COMBINATION
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- Improved plant operating processes and economies of scale
     - Increased yield
     - Reduced operating costs

- Reduced transportation costs and improved logistics

- Purchasing efficiencies for manufacturing supplies

- Increased sales efficiencies

- Eliminate redundant administrative functions


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ANNUAL SYNERGIES                    Approximately $200 million
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% OF PRO FORMA SALES                1%
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[Slide 7]

GREATER SCALE AND FINANCIAL CAPACITY (a)
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
                                   -------------   -----------   ------------
                                    SMITHFIELD         IBP         PRO FORMA
                                   -------------   -----------   ------------
-----------------------------
INCOME STATEMENT ($ MILLIONS)
-----------------------------

SALES                              $  5,545(b)        $ 16,211     $ 21,756(c)

EBITDA                                  406(b)          700(d)        1,306(e)

EBIT                                    275(b)          523(d)          998(e)

--------------------------
BALANCE SHEET ($ MILLIONS)
--------------------------

DEBT                                     1,335           1,464           2,798

EQUITY                                     933           1,888        2,751(f)

DEBT/EBITDA                               3.3x            2.1x            2.1x

DEBT/TOTAL CAPITALIZATION                  59%             44%             50%

Source:  Public filings

(a)  Reflects latest twelve months results.
(b)  Reflects acquisition of Murphy Farms on a pro forma basis.
(c)  LTM sales is not reduced by pro forma intercompany sales.
(d)  Excludes nonrecurring merger-related expense of $31 million.
(e)  Includes $200 million of synergies on a pro forma basis.
(f) Excludes $70 million to account for IBP shares already owned by Smithfield as of July 30, 2000.

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[Slide 8]

BENEFICIAL TO OTHER STAKEHOLDERS
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THE COMBINED COMPANY WILL HAVE THE FINANCIAL STRENGTH TO INVEST FOR THE FUTURE
AND STAY THE COURSE THROUGH INDUSTRY DOWNTURNS FOR THE BENEFIT OF CUSTOMERS, PRODUCERS, FARMING COMMUNITIES AND EMPLOYEES.

CUSTOMERS
- Broader, deeper, value-added product line

- Commitment to R&D will ensure product consistency, uniformity and quality

PRODUCERS/FARMING COMMUNITIES
- Long term commitment to the industry

- Continued strong partnership with independent contract farmers

EMPLOYEES
- Roll-over of all existing IBP options

- Expanded opportunities in a larger, faster-growing company

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[Slide 9]

INGREDIENTS FOR SUCCESS
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- Smithfield Foods' success integrating past acquisitions

- Best-of-class management and operating practices

- Complementary strategic focus:
     - Capturing opportunities in value-added and case-ready markets
     - Low cost operations
     - Reducing earnings volatility and business cyclicality

- Strong financial position to pursue strategic initiatives

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[Slide 10]

SMITHFIELD FOODS' TRACK RECORD OF TRANSLATING
ACQUISITIONS INTO SHAREHOLDER VALUE
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[Graph]
[Smithfield stock price from 12/31/1981 ($0.37/share) to 11/10/2000 ($31.63/share)]

        Product Expansion                               International                      Vertical Integration
        -----------------                               -------------                      --------------------
Gwaltney of Smithfield, Ltd.   1981              Schneider Corp (Canada)  1998        Carroll's Foods, Inc.     1999
John Morrell & Co.             1995              Societe Bretton de       1998        Murphy Farms, Inc.        2000
Lykes Meat Group               1996                Salaisons (France)
North Side Foods Corp          1998              Animex (Poland)          1999
                                                 Societe Financiere       1999
                                                   de Gestion et de
                                                   Participation (France)
                                                 Agroindustrials del      1999
                                                   Noroeste (Mexico)

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[Slide 11]

SUPERIOR VALUE CREATION VEHICLE
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[Graph]

[5-year stock price comparison, Smithfield and IBP]

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[Slide 12]

SUMMARY
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     - Offers superior value to management buyout transaction

     - Continuing equity participation for IBP shareholders

     - Strong strategic rationale and operating synergies

     - Significant value creation for all shareholders

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